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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

PACIFIC SUNWEAR OF CALIFORNIA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

694873100

(Cusip Number)

Greg H. Weaver
3450 East Miraloma Avenue
Anaheim, California 92806
(714) 414-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 20031

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 On October 10, 2002, the reporting person filed a Report on Schedule 13G (the "Scheule 13G") reporting the amount of stock, including vested stock options, beneficially owned by him. This Report on Schedule 13D replaces and supersedes in its entirety the Schedule 13G.

CUSIP No. 694873100

1.	Name of Reporting Person: GREG H. WEAVER		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,675,419 (See Item 5)

		8.	Shared Voting Power: N/A

		9.	Sole Dispositive Power: 2,487,919 (See Item 5)

		10.	Shared Dispositive Power: N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,675,419 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.4%

14.	Type of Reporting Person (See Instructions): IN

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Item 1.	Security and Issuer
This statement on Schedule 13D (this "Schedule 13D") is being filed on behalf of Greg H. Weaver (the "Reporting Person") with respect to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Pacific Sunwear of California, Inc., a California corporation (the "Issuer"). The Issuer has its principal executive offices at 3450 East Miraloma Avenue, Anaheim, California 92806.

Item 2.	Identity and Background
(a) The name of the Reporting Person is Greg H. Weaver.

(b) The Reporting Person's business address is 3450 East Miraloma Avenue, Anaheim, California 92806.

(c) The Reporting Person is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

(d) The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
All of the shares of the Common Stock beneficially owned by the Reporting Person were acquired by him either (i) prior to the Issuer's initial public offering and (ii) through stock and option grants from the Issuer and the exercise of options. All costs associated with these acquisitions were paid by the Reporting Person using personal funds.

Item 4.	Purpose of Transaction
The Reporting Person acquired all of the shares of Common Stock beneficially owned by him while an officer of the Issuer for investment purposes. The Reporting Person evaluates the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities markets generally and other factors on an ongoing basis. The Reporting Person reserves the right to change his plans and intentions at any time. The Reporting Person specifically reserves the right to purchase additional shares or to sell shares of Common Stock of the Issuer on the open market or in private transactions at any time.

Except as otherwise disclosed in this Schedule 13D, the Reporting Person currently has no specific plans or proposals that relate to or would result in the events described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, although he reserves the right to develop such plans or proposals.

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Item 5.	Interest in Securities of the Issuer
(a) According to a press release of the Issuer dated December 5, 2002, there were 49,356,882 shares of Common Stock outstanding after giving effect to a three for two stock split effected by the Issuer in December 2002. The Reporting Person beneficially owns an aggregate of 2,675,419 shares of Common Stock, of which 955,470 shares are issuable upon exercise of options (the "Options") exercisable within 60 days of the date hereof. As such, the Reporting Person beneficially owns shares of Common Stock representing approximately 5.4% of the total number of shares of Common Stock currently outstanding.

(b) The Reporting Person has the sole power to vote or to direct the vote of 2,675,419 shares of Common Stock beneficially owned by him, which includes 187,500 shares of restricted stock that have not yet vested. The Reporting Person has the sole power to dispose or to direct the disposition of 2,487,919 shares of Common Stock beneficially owned by him. The Reporting Person does not have dispositive power over the 187,500 shares of restricted stock.

(c) On January 17, 2003, the Reporting Person sold 40,000 shares of Common Stock in an open market transaction for $19.1375 per share.

In addition, the Issuer granted to the Reporting Person on January 22, 2003 an incentive stock option to purchase 5,503 shares of Common Stock at a price of $18.17 per share and a non-qualified stock option to purchase 294,497 shares of Common Stock at $18.17 per share. Each option becomes 25% vested on the first anniversary of the grant date, and the remaining 75% of the options become exercisable on a monthly basis over the following 3 years. Each option expires on January 22, 2013 if not exercised prior to that date.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Other than standard option agreements of the Issuer governing the Options, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits
None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2003

Company Name

By:	/s/ Greg H. Weaver
Name:	Greg H. Weaver
Title:	an individual

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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